

Mail Stop 7010

Via U.S. Mail and Facsimile

February 25, 2009

Mr. W. Edd Helms, Jr.
Chairman of the Board, President and Chief Executive Officer
Edd Helms Group, Inc.
17850 N.E. 5th Avenue
Miami, Florida 33162

> **Re: Edd Helms Group, Inc.**
> **PRER14C**
> **Filed on February 12, 2009**
> **File No. 0-17978**
>
> **Schedule 13E-3/A**
> **Filed on February 12, 2009**
> **File No.: 5-40749**
>
> **Form 10-Q for the Quarterly Period Ended November 30, 2008**
> **Filed on January 22, 2009**
> **File No.: 0-17978**

Dear Mr. Helms:

    We have reviewed your response letters dated January 21, 2009 and February 10, 2009 and the amended filings listed above, and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review.

<p align="center">Schedule 13E-3/A</p>

General

1.   We note your response to comment 1 in our December 5, 2008 letter. However, in stating the nature of each filing person's affiliation please describe the nature of the affiliation as contemplated in the definition of "affiliate" in Rule 13e-3(a)(1). For instance, you disclose that Charlene Helms Freedland is an affiliate "as a shareholder holding less than 5% of the shares," rather than explaining whether she is a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is

under common control of the issuer. Please revise your disclosure describing the nature of the affiliations of the filing persons accordingly.

Signature page

2.   Please amend the Rule 13e-3 Transaction Statement to include L.Wade Helms on the signature page.

3.   In response to prior comment 12, you describe certain individuals as filing persons but some of these are not included as filers on cover page of the amended Schedule 13E-3, nor have they signed the Schedule as filers. Please revise, or advise whether (and why) these individuals should not be included as filing persons on the Schedule 13E-3.

Revised Preliminary Information Statement on Schedule 14C

4.   We note your response to prior comment 2. The information you have added to Item 6(b) of your Schedule 13E-3 does not appear to be disclosed in your preliminary information statement. Please revise to include this disclosure in the information you ultimately disseminate to security holders. See Rule 13e-3(e) of the Securities Exchange Act of 1934. See Instruction 1 to Exchange Act Rule 13e-3(e)(1).

Summary Term Sheet, page 5

5.   We note your response to question 7. Please disclose in the "Action by Shareholders" section whether shareholders who own less than 2000 common shares will be automatically cashed out by you without any further action by such shareholders. Also, please disclose the deadline in which a shareholder is required to return to you an executed "Transmittal Letter From Shareholder" or a "Demand for Payment of Fair Value of Fractional Share in Connection with Reverse Stock Split" to receive new stock certificates or cash consideration.

6.   We reissue the last sentence of prior comment 8. Please disclose the treatment of record ownership in the reverse stock split and provide appropriate explanation of the terms "record ownership" and "beneficial ownership."

7.   Please revise the reference to "Appendix C" to "Appendix D" in the first line of the bulleted paragraph entitled "Action by Shareholders" since Appendix D is the Form of Transmittal Letter From Shareholder.

Background of the Reverse Stock Split, page 8

8.   We note your disclosure about the concern over the costs associated with being a public company. However, please disclose in greater detail what aspects of your historical

performance and future prospects led you to consider entering into strategic alternatives, including this going private transaction.

Effects of the Reverse stock Split, page 8

9. We reissue prior comment 10. Please fully explain the effects of the Rule 13e-3 transaction on the Company's affiliates as well as on unaffiliated security holders. See Item 1013(d) of Regulation M-A and corresponding Instruction 2. Insertion of the table on page 10 is not responsive to this portion of the comment. In addition, please also revise your disclosure to include the effect that the reverse stock split will have upon each affiliate's interest in the net book value and net earnings of the Company in percentage terms. The column entitled "Ownership Percentage" is not responsive to this portion of the comment. Please refer to Instruction 3 to Item 1013 of Regulation M-A.

Fairness of the Reverse Stock Split, page 14

10. We reissue prior comment 15. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. Please revise your disclosure accordingly. For example, expand your discussion of historical market prices of the Company's common stock and the going concern value and liquidation value of the Company to more fully support the basis of each filing person's belief that the transaction is fair and to explain how each of these measures of value were considered in arriving at the fairness determination. Further, if any of the sources of value that you considered indicate a value higher than the value of the consideration offered to unaffiliated security holders, the discussion should specifically address such difference and should include a statement of the bases for the belief as to fairness in light of the difference. If the filing persons did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719.

11. We note your response to question 17. Please revise to provide the following information on Florida Corporate Finance pursuant to Item 1015(b)(2), (3), and (4) of Regulation M-A: Briefly describe the qualifications of Florida Corporate Finance, describe the method of selection of Florida Corporate Finance, and the compensation paid to Florida Corporate Finance for the acquisition search services provided for the Company. Also, disclose whether any part of the fee paid to Florida Corporate Finance was contingent on the approval of this transaction and whether Florida Corporate Finance recommended the $.40 per share consideration to be paid.

Reservation of Right to Abandon the Reverse Stock Split, page 25

12.   We partially reissue comment 20 of our December 5, 2008 comment letter. Please elaborate on the factors you have listed that will provide a basis for the board's decision to abandon the reverse stock-split. For instance, what kinds of procedural difficulties would precipitate such a decision?

Form 10-Q for the Quarterly Period Ended November 30, 2008

Item 4, Controls and Procedures, page 9

13.   In future filings, disclose the information required by Item 307 of Regulation S-K and Item 308(c) of Regulation S-K.

Certifications

14.   In future filings, please file the certification exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

Closing Comments

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        Please direct questions to Sherry Haywood, Staff Attorney at (202) 551-3345 or Craig Slivka, Special Counsel at (202) 551-3729.

                                            Sincerely,

                                            Pamela Long
                                            Assistant Director

cc: Laz Schneider, Esq. (*via facsimile 954/523-2872*)
       Melissa Melzer
       Berger Singerman, P.A.
       350 East Las Olas Boulevard, Suite 1000
       Ft. Lauderdale, Florida 33301